Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

April 18, 2018	NR18-08

Alianza Minerals Over-subscribes Financing

• $500,000 in Units for Exploration & Working Capital
• $200,000 in Flow Through for Yukon Exploration

Vancouver B.C. – April 18, 2018 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza”) or the (“Company”) is pleased to report that it has over-subscribed the financing announced on March 27th, 2018, and increased it by $200,000 to $700,000.

“We are very keen to get working on the new high-grade Haldane Silver Project and sign up exploration partners for our Nevada gold and Peru copper projects,” noted Jason Weber, President and CEO. “These funds will allow us to make advances in all three areas.”

Financing Terms

Each Unit is comprised of one common share and one common share purchase warrant at $0.10. The warrant is valid for two years from the date of closing of the offering and is exercisable at $0.15 to acquire one common share.

The Flow Through Shares will be eligible for a tax deduction for Canadian income tax payers for the 2018 year. These shares will be issued at $0.10 per share and the proceeds will be spent on qualifying exploration expenditures on Alianza’s projects in the Yukon Territory, specifically on the recently-acquired Haldane Silver Property in the Keno Hill District.

Finder’s fees of 7.5% in cash and 7.5% in finder’s warrants will be paid to eligible parties.

Members of Alianza’s Board of Directors and Management team will be participating in this offering.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the Prospect Generator business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 37.4 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).

Mr. Jason Weber, P.Geo., Alianza’s president and CEO, is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.